LAW, COMPLIANCE AND EXTERNAL AFFAIRS

J. Neil McMurdie
Senior Counsel
(860) 580-2824
Fax: (860) 580-4897
Neil.McMurdie@voya.com

October 20, 2014

EDGARLINK

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Voya Retirement Insurance and Annuity Company
Prospectus Title: Guaranteed Accumulation Account
File No.: 333-199032
Withdrawal of Registration Statement on Form S-3

Ladies and Gentlemen:

On September 30, 2014, the above-named Registrant submitted for filing, pursuant to the Securities Act of 1933 (the “33 Act”), Registration Statement No. 333-199032 on Form S-3.

We respectfully request withdrawal of Registration Statement No. 333-199032, pursuant to Rule 477 under the 33 Act. We intend to refile this registration statement in the near future, and wish that the shares purchased in relation to this withdrawn filing be used with the refiled registration statement.

Please contact me with your questions or comments.

Very truly yours,

/s/ J. Neil McMurdie

J. Neil McMurdie

Windsor Site	Voya Services Company
One Orange Way, C2N
Windsor, CT 06095-4774